INVEST IN **COGNATE LANGUAGE LEARNING, INC.**

A truly customizable language learning solution


cognate
Customized language learning

cognatelanguages.com Wilmington DE

Technology B2C Edtech

LEAD INVESTOR

Jonathan Treble

I am investing because of Alejandro's clear vision for the Cognate solution and his overall passion for the language learning space. I have been tracking Alejandro's progress with Cognate over the last year and I've been very impressed with what he's been able to achieve in such short time. I am confident Alejandro will deliver a world-class solution that gradually becomes a well-known name in the language learning space and helps millions achieve their goals.

Invested $5,000 this round & $80,000 previously

Highlights

1. Hyper-personalization is the future of language learning, and we are one of the first movers
2. Far more vocabulary than the largest competitors, and product shows users words relevant to them
3. The B2B and referral LOIs already in place should lead to 5+K users by end of 2023 (not guaranteed)
4. US C-Corp with operations in Germany, a hub for the language-learning industry
5. Artificial intelligence likely to serve as backbone for a host of future feature improvements
6. Gamification (including games) and other features scheduled for 2023
7. Trial ad campaign yielded above-average clickthrough rates and a CAC of $14
8. Raised $120K in earlier round at ~$2M valuation from angel investors (successful startup founders)

Our Team



Alejandro Paschalides CEO & Founder

Learned German to C1 level (professional fluency) in 2 years. Wharton grad with 12 years of work experience, including 8 years in business strategy for a Fortune 50 media & subscription-based business.

The team is multilingual and passionate about language learning. The idea for the product came to Alejandro from pain points that he faced as a language learner. There is no company offering a solution similar to ours, and there are a ton of feature improvements on our roadmap. We are building the language learning app that we wish existed.



Shirley Lu COO & Co-Founder

Stayed fluent in Chinese (Mandarin) despite growing up in an English environment. Achieved Distinction in ABRSM Grade 8 Piano. 4 years business development and sales experience in spinal surgery industry. Avid gamer and self-taught coder.



Tamim Zaki CMO & Co-Founder



Fluent in Arabic, English, and German with a UX/UI and creative design background, and 4 years of experience working in multiple startup projects. Last but not least, designed the cute purple cat.

Our Deck



¡hola!
hi!
guten tag!
salam!
こんにちわ
cognate
Customized Language Learning
www.cognatelanguages.com



Relevant experience and multi-lingual with a passion for language learning.
OUR TEAM
Shirley Lu
COO
4 Years' Experience
Business Development & Sales
Exeter, Frankfurt School
English, Chinese (Fluent)
French, German (Learning)
Python, HTML, CSS, React
Alejandro Paschalides
CEO
12 Years' Experience
Strategy in Tech & Media
Wharton, Frankfurt School
English, German, Spanish (Fluent)
Italian, Russian (Learning)
SQL, Python
Tamim Zaki
CMO
4 Years' Experience
User Experience, Graphics
AUS, Frankfurt School
English, German, Arabic (Fluent)
Japanese, Spanish (Learning)
HTML, CSS
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VALUE PROPOSITION EXAMPLES
CHALLENGE
OUR APPROACH
UNIQUE VALUE
A
BUSINESSMAN TRANSFER TO BMW GERMANY
Busy professional, limited time, very focused vocabulary needs
Automotive, business, and Munich vocabulary
Feels comfortable arriving in Munich, knows most important parts of car and basic business German
B
STUDENT WANTS TO STUDY MEDICINE IN GERMANY (B1 LEVEL ALREADY)
see slide 6
High motivation and enough time to prepare, wants relevant content
Provide lots of medical related words, as well as culture, slang vocabulary
Learns medical words, gets lessons on German culture, learns slang
C
STAY-AT-HOME MOM WITH GERMAN HUSBAND
Casual, wants an engaging and fun learning experience
Understand hobbies and content goals (e.g. provide vocab for a show)
Learns words for the shows she wants to see, learns "kitchen table German"
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HOW DOES IT WORK?
Vocabulary and learning content on multitude of topics, created with help of AI
+
User fills out questionnaires on profession, interests, likes, and goals
=
Custom lesson content is assigned based on the user's interests & goals
Gather usage data and iterate to optimize for user's learning characteristics
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UNIQUE SELLING PROPOSITION
Word counts vary by language level, app competition stops at B1 level
Word Count
25.000
20.000
15.000
Case for Cognate
11000
Total 20,000 words
Top language learning apps do not do a good job of addressing the levels past B1, which consist primarily of vocabulary expansion
Cognate can help learners climb



this word cliff faster, by prioritizing the words by interest and relevance to them, allowing them to access interesting content sooner and thus be more engaged

Babbel: 5K words
Duolingo & Busuu: 2.5K words

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OUR PRODUCT OFFERINGS

DIGITAL COURSE
(Primary Offering, 95+% of sales)

$9.99/mo or $79.99/yr

Customizable to the learner's needs
Includes standard lessons as well
Review modules, exercises, and tools

www.cognatelanguages.com

BOOK
(Minor Offering)

$29.99
A1 to B1 Level
Can Raise Brand
Awareness in Traditional
Book Channels

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REVIEWS

Product concept also extremely well received by those who have already learned German!

Beta Testers are select Frankfurt School MBA students providing anonymous feedback.

They have been provided with the word copy for non-customized (Essentials) lessons. Web course will have the same content.

"The (Essentials) content is very impressive"

Beta Tester

"Explanations are easy to follow and very conversational as if a tutor was giving a helpful explanation."

Another Beta Tester

Additional Quotes from Beta Testers:

-Simple and easy to understand. Tips and clarifications section is quite helpful.

-It's very organized and easy to understand.

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PRODUCT DEMO

More Desktop Version Mockups in Appendix

Content varies based on profession and interests (e.g. Essential learning vs. Custom learning)

Dashboard landing page

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PRODUCT DEMO: Mobile Mockups 1

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PRODUCT DEMO: Mobile Mockups 2

No
Yes!
Next
Back
Save & Exit
the acceleration
das Tempo
the speed
der Reifen
the tire
die Tankstelle
the gas station
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GAMIFICATION: Personalized Cat Learning Companion
Let's build your own cat!
Let's get started
Level up!
Choose one of the gift boxes to pick your reward
Share
Daily rewards
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GAMIFICATION: Social Elements and Competition
Social
Catrina R.
B1
Purcy P.
A2
Furgie D.
A1
Clawdia T.
A2
Angelicat J.
C1
Catty G.
B1
Add a friend
Item shop
You wish to browse meow wares?
Leaderboards
7,980
Furgie D.
Clawdia T.
Angelicat J.
Catty G.
Furgie D.
Purcy P.
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COMPETITIVE MATRIX
Large Competitors
DUOLINGO Mkt cap: $3.7B
Most well-known, gamified platform with freemium model
BABBEL Mkt cap: $1.0B
General course and topic lessons, limited specialized vocab for certain topics
BUSUU Mkt cap: $436M
Recently acquired by Chegg, standard course with some user interaction
Affordable (Self-Study)
Expensive (Instructors)
Standardized Materials
Customizability & Word Count
duolingo
Busuu
Rosetta Stone
+Babbel
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speexx
italki
fluent forever
Lingoda
twenix
Berlitz
Customizability is our key competitive advantage!
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BLUE OCEANS ANALYSIS
5
4
3
2
1
Personalization
Gamification
Socialization
Price
Word Count
B2C vs. B2B Mix
Duolingo
Babbel
Busuu
Rosetta Stone
LingQ
EWA
Mondly
FluentU
FF & Drops & LingoDeer
Memrise
Speexx
Twenix
Goethe & Berlitz
Lingoda & italki & Preply
Tandem
L2Speak
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AVERAGE
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Several LOIs in place, see next slide.
Small trial ad run shows $14 CAC.
TRACTION
DESCRIPTION
REFERRAL AGREEMENTS & B2B DEALS
Letters of intent and referral partnership deals with several universities and international student organizations and service providers
YOUTUBE CHANNEL WITH FREE CONTENT
Provide free content which includes some topic-specific vocabulary presented in a gamified way, to give users a taste of the power of our solution
PAID TARGETED ADS (YouTube & Meta)
Targeted advertising in search and social media (Youtube, Facebook, Instagram)
2023/2024 Year-End Targets
2023:
5,000+
Active Subscribers
2024:
20,000+

Potential for YouTube creator video sponsorship
Key Advertising Mediums
YouTube
Meta
View the Sizzle Reel on our web page!
Active Subscribers
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*Forward-looking projections can't be guaranteed.

Targeting international students in Germany. Our product is a perfect fit for their needs.
PARTNER DEALS
Over 200,000 international students come to Germany each year!
Frankfurt School
1,500 international students
LOI to purchase annual licenses for this quantity
DEGIS
20,000 members (international students in Germany)
Finalizing LOI to refer them to our product
Fintiba
Fintiba serves 40,000 international students in Germany per year
LOI to refer users to our product
Goethe University
7,500 international students
Conducting trial to small selection of these students
Your Daily German
15,000 active subscribers
Has agreed to refer subscribers to our product
Expatrio
Expatrio serves 20,000 international students in Germany per year
Finalizing LOI to refer users to our product
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LTV/CAC is 5.25x!
ADVERTISING CAMPAIGN
A
JA, BITTE!
B
JA, GENAU!
Advertisement A
Focus on Hobbies & Interests
Generic Happy Cat with "Ja, Bitte!"
119 clicks; 13,132 impressions
CTR of 0.91%
Cost-per-mille $4.57
Cost-per-click $0.50
Advertisement B
Focus on Profession & Industry
Business Suit Cat with "Ja, Genau!"
153 clicks; 11,532 impressions
CTR of 1.33%
Cost-per-mille $5.20
Cost-per-click $0.39
YouTube campaign also performed well, with targeted CPM campaign performing best ($1.51 CPM and $0.69 CPC)
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BUSINESS PROJECTIONS
Key Assumptions (per month)
Subscription ARPU $ 9.08
Impressions (avg.)* 2.1 M
Cost per Imp. (avg.) $ 4.00
Conversion Rate (avg.) 0.038%
Monthly Churn 10%
Book Sell-In 5%
SG&A (avg.) $ 125,000
*Month 1 Impressions are 0.5M
Important KPIs: Users, NPS, Churn, Ad Conversion Rate
Net Income
Subs
Goals: Reach 1,000 subs by month 6, reach 10,000 subs by month 24
Yr 1 Revenue is ~200,000 USD and Yr 2 Revenue is ~900,000 USD
Achieve net income breakeven in month 23
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*Forward-looking projections can't be guaranteed.

TIMING
Product Dev
Finalize product
Begin Seed Round
Obtain LOIs with Partners
Feature Improvements
Pronunciation & Audio
Tutor Portal
Games
Q2
Q3
Q4
H1 '23
H2 '23
Pre-Seed Round
$120K at $2M Valuation
Product 50% complete
MVP Launch
Product is available for purchase
Expansion
Launch more languages
Feature improvements powered with AI
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*Forward-looking projections can't be guaranteed.

FUTURE STAFFING

Educational Content Creators
- 3 Positions (Spanish, French, and English)
- C1-C2 Proficiency
- $60,000/year

Full-Stack Developer
- 1 Position
- Familiar with our technology stack
- $90,000/year

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*Forward-looking projections can't be guaranteed.

LANGUAGES PLAN

Offer programs to learn foreign languages from English, as well as to learn English

Learn foreign language:
German – 2022 (MVP)
Spanish – 2023
French – 2023
Portuguese - 2024
Italian – 2024
Russian – 2024

Learn English:
Spanish – 2023
French – 2023
German – 2023
Chinese – 2024
Portuguese – 2024
Italian – 2024
Russian – 2024

Prioritize future language pairs based on market demand

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*Forward-looking projections can't be guaranteed.

FUTURE FEATURES & PRODUCTS

FEATURE ENHANCEMENTS – BEFORE 2024 YEAR-END
- Hyper-personalization
- Additional Games
- Video & Audio Content
- Dictionary Verb Conjugation
- Pronunciation Practice
- Additional Languages

OTHER PRODUCTS – 2025 AT EARLIEST
- Third-Party Content
- Speaking Companion Plush
- Language Certificates
- Topic-Specific Books
- Stand-alone Language Games
- Travel Guides and Recommendations

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*Forward-looking projections can't be guaranteed.

APPENDIX

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PRODUCT DEMO: Dashboard



- Accessible header/hamburger menu
- "Home" link to return to the dashboard
- User key metrics

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PRODUCT DEMO: Essential Lessons Menu

- Essential Learning course
- Bookmark capabilities
- Lessons sectioned off
- Accessible tab to Custom Learning

PRODUCT DEMO: Lesson

- Lesson is split into 3 tabs:
  - Vocabulary
  - Lesson Content
  - Extra Info
- Font change features
- Vocabulary and practice sentences associated are added to user's practice database after lesson completion

PRODUCT DEMO: Custom Lesson Menu

- Custom Learning menu
- Sections are broken down into topics relevant to the user dependent on previously completed questionnaire
- Lesson format is the same as lessons in Essential Learning

PRODUCT DEMO: Practice Modules

- 3 different types of practice:
  - Flash Cards
  - Word Translations
  - Sentences
- Practice is based off user's database of vocabulary and sentences

PRODUCT DEMO: Vocabulary List

- Vocabulary database
  - Essential
  - Custom
- Spaced repetition feature
  - 1 day, 2 days, 3 days, 1 week, 2 weeks, 1 month, 3 months, 6 months, 12 months, 24 months

WEB DEVELOPMENT: Tech Stack & Architecture

node JS	Backend development language
{RESTful API}	Application programming interface for REST
React	Javascript library for building frontend user interfaces
Redux	State container for JS apps
amazon DynamoDB	Document oriented database
redis	Data structure store used for database, cache and more



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WEB DEVELOPMENT: Third-Party Integrations

mailchimp
- Online marketing platform
- Create and send newsletters, email campaigns, and other automated messages
- Cost-effective product marketing

stripe
- Receive, accept and manage payments online
- Fraud detection and prevention tools
- Growing online presence for traction

RetentionEngine
- Customer interaction, purchase, metrics tracking tool
- Effective marketing and sales targeting
- Automate customer retention tasks e.g., welcome emails and follow-up messages

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DIGITAL PRODUCT MVP FEATURES

- User Sign-Up
- User Billing
- Questionnaire Functionality
- Vocabulary and Practice Sentence databases for Standard and Custom Courses
- Three Core 'learning content delivery' functionalities
  - Lesson presentations
  - Vocabulary Flashcards (both standard and custom vocabulary)
  - Sentence Order Exercises (both standard and custom vocabulary)

- User Metrics Tracking
- Grammar Reference section
- User error flagging/reporting
- FAQ, About Us, Contact Us, Terms & Conditions, and Data Protection & Privacy Policy pages
- Cancellation/Churn Management tool

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GAMIFICATION: Additional Mockups 1

Take the test to see which house you belong to!

WHISKERWICK   PURRLOCK   SPELLSCRATCH   HISSINGTON

Let's get started

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GAMIFICATION: Additional Mockups 2

Construct this sentence in German before your opponent!
The man has a dog.

Der | Mann | hat | einen | Hund.

Frau   keinen | Tag   Die

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GAMIFICATION: Additional Mockups 3


The ball belongs to the tall boy.
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GAMIFICATION: Additional Mockups 4
Select the correct word in German before your opponents to move your robot vacuum!
Cat
Hund
Katze
Pferd
Ratte
Kaninchen
Giraffe
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GAMIFICATION: Additional Mockups 5
Kindergartener Timmy
I buy the book and I read it.
Ich kaufe das Buch und ich lese es.
alles
Keine
der
die
Goethe der Kenntnisreiche
What did you study at university?
Sie an ich es Schule der gelernt
haben studiert? Was Universität das
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